UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
March 24, 2017
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K/A of Credit Suisse Group AG and Credit Suisse AG supersedes and replaces the report on Form 6-K of Credit Suisse Group AG and Credit Suisse AG dated February 14, 2017 (accession number 0001370368-17-000012) in its entirety.

 Fourth Quarter and Full Year 2016 Results  Presentation to Investors and Analysts  Revised – March 24, 2017  As announced on March 24, 2017, we updated our previously reported unaudited financial results for 4Q16 and 2016 to reflect additional after tax charges of CHF 272 million. These charges reflect an increase in the existing litigation provision by CHF 300 million for a settlement in principle to resolve the RMBS matter with the National Credit Union Administration Board. In addition, in our APAC division the previously reported amounts as of the end of 2016 for AuM and 2016 NNA have been reduced by CHF 1.4 billion and CHF 1 billion, respectively.This revised presentation updates those financial results and related information to reflect these charges and changes in AuM and NNA and does not update or modify any other information contained in the presentation originally published on February 14, 2017 that does not relate to these charges or changes to AuM and NNA. Specifically, terms such as “to date”, “current” or similar language used herein refers to the time at which these statements were originally made on February 14, 2017.

 Disclaimer (1/2)  The data presented in this presentation relating to the Swiss Universal Bank refers to the division of Credit Suisse Group as the same is currently managed within Credit Suisse Group. The scope, revenues and expenses of the Swiss Universal Bank vary from the planned scope of Credit Suisse (Schweiz) AG and its subsidiaries, for which a partial initial public offering (IPO) is planned, market conditions permitting. Any such IPO would involve the sale of a minority stake and would be subject to, among other things, all necessary approvals.It is therefore not possible to make a like-for-like comparison of the Swiss Universal Bank as a division of Credit Suisse Group on the one hand and Credit Suisse (Schweiz) AG as a potential IPO vehicle on the other hand.Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2015 and in “Cautionary statement regarding forward-looking information" in our fourth quarter earnings release 2016 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. In particular, the terms “Illustrative”, “Ambition”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such illustrations, ambitions and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. Accordingly, this information should not be relied on for any purpose. We do not intend to update these illustrations, ambitions or goals.We may not achieve the benefits of our strategic initiativesWe may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.Estimates and assumptionsIn preparing this presentation, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Figures throughout presentation may also be subject to rounding adjustments. In particular, pro forma figures from Wealth Management and connected activities within APAC are based on preliminary estimates.Cautionary Statements Relating to Interim Financial InformationThis presentation contains certain unaudited interim financial information for the year-to-date 2017, the date of our last published quarterly financial statements. This information has been derived from management accounts, is preliminary in nature, does not reflect the complete results of the first quarter of 2017 and is subject to change, including as a result of any normal quarterly adjustments in relation to the financial statements for the first quarter of 2017. This information has not been subject to any review by our independent registered public accounting firm. There can be no assurance that the final results for these periods will not differ from these preliminary results, and any such differences could be material. Quarterly financial results for the first quarter of 2017 will be included in our 1Q17 Financial Report. These interim results of operations are not necessarily indicative of the results to be achieved for the remainder of 1Q17 or the full first quarter of 2017.

 Disclaimer (2/2)  Statement regarding non-GAAP financial measuresThis presentation also contains non-GAAP financial measures, including adjusted results. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in this presentation in the Appendix, which is available on our website at credit-suisse.com.Statement regarding capital, liquidity and leverageAs of January 1, 2013, Basel III was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder (in each case, subject to certain phase-in periods). As of January 1, 2015, the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS), was implemented in Switzerland by FINMA. Our related disclosures are in accordance with our interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel III framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. Beginning in 2015, the Swiss leverage ratio is calculated as Swiss total capital, divided by period-end leverage exposure. The look-through BIS tier 1 leverage ratio and CET1 leverage ratio are calculated as look-through BIS tier 1 capital and CET1 capital, respectively, divided by end-period leverage exposure.Selling restrictionsThis document, and the information contained herein, is not an offer to sell or a solicitation of offers to purchase or subscribe for securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG in Switzerland, the United States or any other jurisdiction. This document is not a prospectus within the meaning of article 652a of the Swiss Code of Obligations, nor is it a listing prospectus as defined in the listing rules of the SIX Swiss Exchange AG or any other exchange or regulated trading facility in Switzerland or a prospectus or offering document under any other applicable laws. Copies of this document may not be sent to jurisdictions, or distributed in or sent from jurisdictions, in which such documents are barred or prohibited by law. A decision to invest in securities of Credit Suisse Group AG or Credit Suisse (Schweiz) AG should be based exclusively on a written agreement with Credit Suisse Group AG or an offering and listing prospectus to be published by Credit Suisse Group AG or Credit Suisse (Schweiz) AG for such purpose. Any offer and sale of securities of Credit Suisse (Schweiz) AG will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered in the United States of America absent such registration or an exemption from registration. There will be no public offering of such securities in the United States of America.

 4Q16 and Full Year 2016Earnings ReviewTidjane Thiam, Chief Executive OfficerDavid Mathers, Chief Financial Officer

Overview of Credit Suisse 2016 results

Pre-tax income (CHF mn unless otherwise specified)	Reported 2016	Reported 2015	Adjusted 2016	Adjusted 2015
SUB	2,025	1,675	1,738	1,624
IWM	1,121	723	1,109	1,016
APAC	725	377	778	1,142
IBCM in USD mn	268	(313)	297	93
Global Markets in USD mn	57	(1,891)	284	1,136
Total CS Core	**3,493**	**230**	**3,558**	**4,329**
SRU in USD mn	(5,753)	(2,711)	(2,982)	(2,258)
CS Group	**(2,266)**	**(2,422)**	**615**	**2,123**

	Reported 2016	Reported 2015	*2016 pre-DOJ RMBS settlement:*
RWA in CHF bn	268	290	
"Look-through" CET1 ratio	*11.5%*	*11.4%*	*12.4%*[1]
Leverage exposure in CHF bn	951	988	
"Look-through" CET1 leverage ratio	*3.2%*	*3.3%*	*3.5%*[2]

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 The look-through CET1 ratio, without taking into account the impact of the final DOJ settlement relating to our legacy RMBS business, excludes a provision in 4Q16 of approximately USD 2 bn and an increase in operational risk RWA of approximately CHF 0.7 bn
2 The look-through CET1 leverage ratio, without taking into account the impact of the final DOJ settlement relating to our legacy RMBS business, excludes a provision in 4Q16 of approximately USD 2 bn

CREDIT SUISSE
March 24, 2017
5

We are well positioned to capture growth and benefit from improved market conditions

1 Executing with discipline

- Significant increase in operating leverage: adjusted net cost savings of CHF 1.9 bn[1] achieved in 2016, exceeding our target of > CHF 1.4 bn[1]

2 Growing profitably

- Wealth Management achieved CHF 27.5 bn of NNA in 2016, a 53%[2] increase year-on-year; Assets under Management increased by 8% to CHF 733 bn[2] in 2016 at higher gross and net margins
- Global advisory and underwriting[3] delivered increased revenues and outperformance against the market[4]
- Benefits from Global Markets restructuring starting to emerge: 4Q16 annualized[5] adjusted cost base below USD 5.2 bn[6] and increasing momentum across Credit and Equities

3 Resolving key legacy issues

- Settlement with DOJ related to RMBS matter
- Continued progress in reducing legacy portfolio in the SRU

4 Strengthening our capital position

- "Look-through" CET1 ratio at 11.5% (12.4%[7] pre-DOJ RMBS settlement)

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Measured at constant FX rates (see Appendix) 2 Relating to Wealth Management in SUB, IWM and APAC 3 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements 4 Dealogic as of December 31, 2016 5 Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results 6 Estimated 4Q16 annualized exit rate shown at Investor Day 2016 7 The look-through CET1 ratio, without taking into account the impact of the final DOJ settlement relating to our legacy RMBS business, excludes a provision in 4Q16 of approximately USD 2 bn and an increase in operational risk RWA of approximately CHF 0.7 bn

CREDIT SUISSE
March 24, 2017 6

 Adjustedtotal operating expenses at constant FX rates*in CHF bn   Achieved net cost savings of CHF 1.9 bn in 2016, exceedingour 2016 target of > CHF 1.4 bn  Note: Cost reduction program measured in constant FX rates and based on expense run rate excluding major litigation expenses, restructuring costs and a goodwill impairment taken in 4Q15, but including other costs to achieve savings. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix * See Appendix          1.9      Execution  Profitable growth  Legacy  Detailed Financials  Capital

   Large diversified platform generating strong asset inflowsin 2016…  NNA in Wealth Management1in CHF bn  2015  2016  +53%  1 Relating to Wealth Management in SUB, IWM and APAC   Execution  Profitable growth  Legacy  Detailed Financials  Capital

   …with higher gross and net margins      Adjusted gross margin1,2 in bps  Adjusted net margin1,2 in bps      Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Relating to Wealth Management in SUB, IWM and APAC2 Adjusted to exclude Swisscard net revenues of CHF 148 mn and operating expenses of CHF 123 mn for 2015 in SUB Wealth Management   Execution  Profitable growth  Legacy  Detailed Financials  Capital

Execution
Profitable growth
Legacy
Capital
Detailed Financials

4Q16 NNA affected by seasonality, regularization and proactive EAM exits. In Q1 to date, all divisions positive

Wealth Management NNA in 4Q16[1]
in CHF bn


Seasonal effects
Proactive management action (incl. regularization and selected EAM exits)
0.7
1.2
0.7
-1.5
-1.6
-1.9
-3.5
-1.5
-1.4
-2.9
APAC
Emerging Europe, Middle East & Africa
Europe[2]
Latin America
SUB
SUB 4Q15
IWM

1 Relating to Wealth Management in SUB, IWM and APAC
2 Includes IWM International Private Clients business

CREDIT SUISSE
March 24, 2017 10

   In 2016, strong inflows across Emerging and Mature Markets  1 Relating to Wealth Management in IWM (excluding Latin America) and APAC2 Includes IWM International Private Clients business  Wealth Management NNA in 20161in CHF bn  2  NNA growth rate   9%  13%  4%  Execution  Profitable growth  Legacy  Detailed Financials  Capital

   Continued growth in assets under management during 2016  AuM in Wealth Management1in CHF bn  1 Relating to Wealth Management in SUB, IWM and APAC  + CHF 52 bn            Execution  Profitable growth  Legacy  Detailed Financials  Capital

Execution
Profitable growth
Legacy
Capital
Detailed Financials

Strong performance across our APAC wealth management activities

APAC Wealth Management and connected activities[1]

Adjusted pre-tax income
(management estimate)[2]
in CHF mn


+65%
311
513
700
2015
2016
2018 Target

	2015	2016	2018 Target
Adjusted return on regulatory capital† (management estimate)[2]	16%	**23%**	

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
† See Appendix
1 Includes contributions from APAC Wealth Management, APAC Underwriting and Advisory as well as Financing for activities with our UHNWI, Entrepreneurs and Corporate clients
2 Pro forma Wealth Management and connected activities within APAC based on preliminary estimates

CREDIT SUISSE
March 24, 2017
13

   Strong asset inflows and increase in profitability in IWM  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix† See Appendix  Adjusted return on regulatorycapital†  23%      IWM Wealth Management NNA in CHF bn  IWM Adjusted pre-tax income in CHF bn  Adjusted gross marginin bps  107  110  22%  2015  2016  Execution  Profitable growth  Legacy  Detailed Financials  Capital

Execution
Profitable growth
Legacy
Capital
Detailed Financials

SUB delivered year-on-year profit growth for the fourth consecutive quarter…

Adjusted pre-tax income[1]
in CHF mn


2015
2016
+10%
431
472
+6%
432
457
+8%
400
431
+13%
336
378
1Q
2Q
3Q
4Q

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results and a reconciliation of adjustments applied for Swisscard are included in the Appendix. Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division
1 Excludes Swisscard impact

CREDIT SUISSE
March 24, 2017
15

Execution
Profitable growth
Legacy
Capital
Detailed Financials

...with PTI up 15% compared to 2014

Adjusted pre-tax income[1]
in CHF bn


+15%
1.5
1.6
1.7
2014
2015
2016

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results and a reconciliation of adjustments applied for Swisscard are included in the Appendix. Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division
1 Excludes Swisscard impact

CREDIT SUISSE
March 24, 2017
16

   Global advisory and underwriting delivering increased revenues and outperformance against the market  Global advisory and underwriting revenues1in USD bn  Advisory  Equity underwriting  Debt underwriting  1 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements2 Dealogic as of December 31, 2016, relating to 2016 vs. 2015 revenue development  +9%  Performance vs. market2        Execution  Profitable growth  Legacy  Detailed Financials  Capital

   Benefits from Global Markets restructuring starting to emerge– lower operating expenses and capital consumption…  -13%      Adjusted operating expenses in USD bn  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix1 Based on 4Q16 annualized adjusted cost base, which was below our previous estimate of CHF 5.2 bn presented at the Investor Day on December 7, 2016  1  RWA in USD bn  -20%      Execution  Profitable growth  Legacy  Detailed Financials  Capital

   …combined with a strong rebound in Credit revenues anda resilient Equities performance  Credit products net revenues in USD mn  Equities excl. SMG1 net revenues in USD mn  +34%  +66%  1 SMG = Strategic Market-Making Group  Execution  Profitable growth  Legacy  Detailed Financials  Capital

Execution
Profitable growth
Legacy
Capital
Detailed Financials

Continued progress in reducing legacy portfolio

SRU RWA
in USD bn


-39%
73
44
30
2015
2016
2019 Target

	2015	2016	2019 Target
SRU leverage exposure in USD bn	170	**103**	40
SRU adjusted operating expenses in USD bn	2.7	**1.6**	0.4[1]

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Based on annualized 2019 quarterly average adjusted operating expense ambition, as presented at the Investor Day on December 7, 2016

CREDIT SUISSE
March 24, 2017
20

Execution
Profitable growth
Legacy
Capital
Detailed Financials

Strengthening our capital position – "look-through" CET1 ratio at 11.5% (12.4%[1] pre-DOJ RMBS settlement)

Basel III "look-through" CET1 capital ratio


8.0%
10.0%
10.1%
11.4%
11.4%
11.8%
12.0%
12.4%
0.9%
11.5%
4Q12
4Q13
4Q14
4Q15
1Q16
2Q16
3Q16
4Q16
Pre-DOJ RMBS settlement[1]
Impact of DOJ RMBS settlement[1]
Post-DOJ RMBS settlement

1 The look-through CET1 ratio, without taking into account the impact of the final DOJ settlement relating to our legacy RMBS business, excludes a provision in 4Q16 of approximately USD 2 bn and an increase in operational risk RWA of approximately CHF 0.7 bn

CREDIT SUISSE
March 24, 2017 21

 Current trading and outlook  Continued momentum in January across Wealth Management and Investment Banking We have seen positive inflows across each of our Wealth Management1 businesses in JanuarySignificant rebound in client activity levels across capital markets and trading, with Credit and Securitized Productsrevenues up over 100% year-on-year2, somewhat offset by lower trading volumes and volatility levels in EquitiesIBCM revenues up 90% year-on-year2 with broad based strength in Advisory, ECM and DCMWell positioned to capture profitable growth opportunities and benefit from improved market conditions  1 Relating to Wealth Management in SUB, IWM and APAC2 Month of January 2017 vs. 2016  Execution  Profitable growth  Legacy  Detailed Financials  Capital

 Detailed Financials

Execution
Profitable growth
Legacy
Capital
Detailed Financials

Results overview

Credit Suisse Group results	4Q16	3Q16	4Q15	2016	2015
Net revenues	5,181	5,396	4,210	20,323	23,797
Provision for credit losses	75	55	133	252	324
Total operating expenses	7,309	5,119	10,518	22,337	25,895
Pre-tax income/(loss)	**(2,203)**	**222**	**(6,441)**	**(2,266)**	**(2,422)**
Fair value (gains)/losses on own debt	-	-	697	-	(298)
Real estate gains	(78)	(346)	(72)	(424)	(95)
(Gains)/losses on business sales	2	-	(34)	58	(34)
Goodwill impairment	-	-	(3,797)	-	(3,797)
Restructuring expenses	(49)	(145)	(355)	(540)	(355)
Major litigation expenses	(2,401)	(306)	(564)	(2,707)	(820)
Adjusted: ***Net revenues***	***5,105***	***5,050***	***4,801***	***19,957***	***23,370***
Adjusted: ***Provision for credit losses***	***75***	***55***	***133***	***252***	***324***
Adjusted: ***Total operating expenses***	***4,859***	***4,668***	***5,802***	***19,090***	***20,923***
Adjusted: ***Pre-tax income***	***171***	***327***	***(1,134)***	***615***	***2,123***
Net income/(loss) attributable to shareholders	**(2,619)**	**41**	**(5,828)**	**(2,710)**	**(2,944)**
Diluted Earnings/(loss) per share in CHF	**(1.25)**	**0.02**	**(3.28)**	**(1.32)**	**(1.73)**
Return on Tangible Equity[1]	**n/m**	**0.4%**	**n/m**	**n/m**	**n/m**

Note: All values shown are in CHF mn unless otherwise specified. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Based on tangible shareholders' equity attributable to shareholders, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders as presented in our balance sheet. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired

CREDIT SUISSE
March 24, 2017
24

Execution
Profitable growth
Legacy
Capital
Detailed Financials

4Q16 capital ratios impacted by DOJ settlement; continued reallocation of resources to growth areas

Basel III RWA in CHF bn


11.4%
CET1 ratio
11.5%
290
(33)
Business impact[1]
4
FX impact
7
Methodology & policy[1]
268
4Q15
4Q16

4Q16 vs. 4Q15 Basel III RWA business impact[2] in CHF bn


(28)
SRU
(12)
GM
(2)
Corp. Ctr.
+9
Growth businesses
IBCM +1
SUB +1
IWM +2
APAC +5

Leverage exposure in CHF bn


3.3%
CET1 leverage ratio
3.2%
4.5%
Tier1 leverage ratio
4.4%
988
(32)
Business impact
(5)
FX impact & Other[3]
951
4Q15
4Q16

4Q16 vs. 4Q15 Leverage exposure business impact[2] in CHF bn


(63)
SRU
(5)
Corp. Ctr.
+6
GM
+30
Growth businesses[4]
IWM[4] +4
IBCM +5
APAC +9
SUB +12

1 Business impact includes business moves and internally driven methodology and policy impact; methodology & policy reflects external methodology changes only
2 Net of FX and major external methodology changes 3 Includes FX impact of CHF 8 bn and the impact of CHF (13) bn from the change in accounting treatment of collateralized loan obligations (CLOs) in 1Q16
4 IWM excludes the impact of CHF (13) bn from the change in accounting treatment of collateralized loan obligations (CLOs) in 1Q16

CREDIT SUISSE
March 24, 2017
25

Execution
Profitable growth
Legacy
Capital
Detailed Financials

End-2016 CET1 ratio at 11.5% and within target range despite negative impact from the DOJ settlement

4Q15 to 4Q16 CET1 ratio development


12%
CET1 ratio target through end-2016[1]
11%
11.4%
12.4%[2]
~(0.9)%
11.5%
4Q15
4Q16 (pre-DOJ RMBS settlement)
DOJ RMBS settlement
4Q16 reported

1 Pre-significant litigation
2 The look-through CET1 ratio, without taking into account the impact of the final DOJ settlement relating to our legacy RMBS business, excludes a provision in 4Q16 of approximately USD 2 bn and an increase in operational risk RWA of approximately CHF 0.7 bn

CREDIT SUISSE
March 24, 2017
26

Execution
Profitable growth
Legacy
Capital
Detailed Financials

Net cost savings of CHF 1.9 bn achieved in 2016, exceeding target for the year by CHF 0.5 bn

Adjusted operating expenses at constant FX rates* in CHF bn


(1.86)
21.24
<19.8
19.38
<18.5
<17.0
Full year 2015
2016 Target
Full year 2016
2017 Target
2018 Target

Key messages

- Achieved full year net savings of CHF 1.9 bn, exceeding target by CHF 0.5 bn, including net headcount reductions of more than 7,250
- By end-2017 we target to be below CHF 18.5 bn, including an incremental headcount reduction of more than 5,500 for the year
- Committed to delivering on our end-2018 target with cost base of below CHF 17.0 bn

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
Headcount includes permanent full-time equivalent employees, contractors, consultants and other contingent workers

* See Appendix

CREDIT SUISSE
March 24, 2017 27

Execution
Profitable growth
Legacy
Capital
Detailed Financials

Swiss Universal Bank

Strong full year performance with the fourth consecutive quarter of YoY PTI growth

Adjusted key financials in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues	1,379	1,321	1,400[1]	5,393	5,603[1]
o/w Private Banking	*838*	*814*	*881*[1]	*3,338*	*3,591*[1]
o/w Corp. & Inst. Banking	*541*	*507*	*519*[1]	*2,055*	*2,012*[1]
Provision for credit losses	34	30	43	79	138
Total operating expenses	967	860	1,021	3,576	3,841
Pre-tax income	**378**	**431**	**336**[1]	**1,738**	**1,624**[1]
Pre-tax income ex Swisscard	**378**	**431**	**336**[1]	**1,738**	**1,599**[1]
o/w Private Banking	***171***	***214***	***141***[1]	***879***	***803***[1]
o/w Corp. & Inst. Banking	***207***	***217***	***195***[1]	***859***	***796***[1]
Cost/income ratio	**70%**	**65%**	**73%**	**66%**	**69%**
Return on regulatory capital†	**12%**	**14%**	**11%**	**14%**	**13%**

Key metrics in CHF bn

		4Q16	3Q16	4Q15	2016	2015
PB	Adj. net margin[2] in bps	28	35	23[1]	36	32[1]
PB	Net new assets	(3.5)	0.2	(2.9)	(1.7)	3.2
PB	Mandates penetration	30%	29%	26%	30%	26%
	Net loans	166	167	163	166	163
	Net new assets C&IB	2.5	(1.2)	4.2	4.3	10.6
	Risk-weighted assets	66	66	60	66	60
	Leverage exposure	253	246	238	253	238

Key messages

- Pre-tax income up 13% compared to 4Q15; full year 2016 result[2] improved 9% YoY with continued focus on cost discipline
- Improved revenues from 3Q16; slightly down from 4Q15 which included an extraordinary dividend from our ownership in SIX Group
- Operating expenses down 5% from 4Q15
- Credit provisions at low levels, reflecting the quality of our loan portfolio

Wealth Management

- *Credit Suisse Invest* continued driving mandates penetration of 30%, up 4 pp. vs. 4Q15
- Continued selected exits in the External Asset Manager (EAM) business and regularization outflows impacted 4Q16 NNA by CHF (1.9) bn, totaling CHF (3.8) bn for full year 2016
- AuM of CHF 243 bn (up CHF 2 bn / 1% vs. full year 2015)

Corporate & Institutional Banking

- Continued strong result with improved revenue performance QoQ / YoY; good IB momentum in Switzerland reflected in a strong increase in revenues in 4Q16
- Total AuM of CHF 289 bn (up CHF 13 bn / 5% vs. full year 2015)

Note: Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division. All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Includes an extraordinary dividend from SIX Group of CHF 24 mn in PB and CHF 4 mn in C&IB in 4Q15 2 Adjusted to exclude Swisscard net revenues and operating expenses for 2015 in SUB PB † See Appendix

CREDIT SUISSE
March 24, 2017 28

Execution
Profitable growth
Legacy
Capital
Detailed Financials

International Wealth Management

9% PTI growth in 2016 with higher revenues and record PB NNA

Adjusted key financials in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues	1,245	1,081	1,162[1]	4,644	4,541[1]
o/w Private Banking	*864*	*789*	*797*[1]	*3,317*	*3,213*[1]
o/w Asset Management	*381*	*292*	*365*	*1,327*	*1,328*
Provision for credit losses	6	-	(7)	20	5
Total operating expenses	939	840	940	3,515	3,520
Pre-tax income	**300**	**241**	**229**[1]	**1,109**	**1,016**[1]
o/w Private Banking	***192***	***190***	***190***[1]	***822***	***830***[1]
o/w Asset Management	***108***	***51***	***39***	***287***	***186***
Cost/income ratio	**75%**	**78%**	**81%**	**76%**	**78%**
Return on regulatory capital†	**24%**	**20%**	**19%**	**23%**	**22%**

Key metrics in CHF bn

		4Q16	3Q16	4Q15	2016	2015
PB	Adj. net margin in bps	24	25	26[1]	27	28[1]
PB	Net new assets	0.4	4.4	(4.2)	15.6	(3.0)
PB	Number of RM	1,140	1,160	1,180	1,140	1,180
PB	Net loans	45	43	40	45	40
	Net new assets AM	(4.4)	5.0	3.6	5.6	26.5
	Risk-weighted assets	35	33	33	35	33
	Leverage exposure	94	89	102	94	102

Key messages

- Strong finish to the year with an increase across major revenue components in 4Q16 vs. 3Q16
- Improved return on regulatory capital and cost/income ratio despite further investments in growth and in compliance & risk functions

Wealth Management

- AuM increased 12% during 2016 with NNA of CHF 15.6 bn from emerging markets and Europe; NNA growth rate at 5%, or 7% before regularization outflows of CHF 5.7 bn
- Improved gross margin by 3 bps to 110 bps in 2016
- Revenue increase in 2016; higher net interest income and improved client activity in 4Q16; recurring revenues stabilized
- Stable PTI with investments offsetting higher revenues; PTI up 15% vs. 4Q15 if excluding an extraordinary SIX dividend in 4Q15

Asset Management

- Pre-tax income up 54% vs. 2015
- Management fees increased by 2%; solid cost control with total expenses down 9% in 2016
- NNA of CHF 5.6 bn in 2016; negative NNA in 4Q16, mainly reflecting CHF 3.5 bn emerging market money market outflows

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix
1 Includes an extraordinary dividend from SIX Group of CHF 23 mn in 4Q15

CREDIT SUISSE
March 24, 2017 29

Execution
Profitable growth
Legacy
Capital
Detailed Financials

Asia Pacific

Continued growth and record full year results in Wealth Management

Adjusted key financials in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues	862	917	826	3,597	3,839
Provision for credit losses	11	34	3	26	35
Total operating expenses	729	708	675	2,793	2,662
Pre-tax income	**122**	**175**	**148**	**778**	**1,142**
Cost/income ratio	**85%**	**77%**	**82%**	**78%**	**69%**
Return on regulatory capital†	**9%**	**13%**	**12%**	**15%**	**20%**

Pro-forma Wealth Management & connected activities[1] in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Pre-tax income	167	99	61	513	311

Key metrics in CHF bn

		4Q16	3Q16	4Q15	2016	2015
PB	Adj. net margin in bps	23	17	15	24	23
PB	Net new assets	0.7	4.3	3.0	13.6	17.8
PB	Number of RM	640	650	580	640	580
	Net loans	40	39	36	40	36
	Risk-weighted assets	35	32	27	35	27
	Leverage exposure	109	108	99	109	99

Key messages

- Record net revenues and pre-tax income in Wealth Management for the full year and 4Q16, with a revenue increase of 37% vs. 4Q15
- Continued positive NNA of CHF 0.7 bn in 4Q16 and CHF 13.6 bn in 2016, despite regularization outflows of CHF 1.4 bn in 4Q16 and CHF 2.5 bn in 2016
- Wealth Management gross margin up 15 bps vs. 4Q15 including higher margins on growing loan and deposit volumes and increased client activity; net margin up 8 bps vs. 4Q15
- Improved performance in Underwriting & Advisory vs. 4Q15 from increased client activity – #1 Rank[2] in APAC ex-Japan amongst international banks for 2016
- Fixed income sales and trading revenues were lower in 4Q16 vs. 4Q15, reflecting reduction in client activity, especially in Rates, partially offset by positive net fair value impact on a portfolio of impaired loans and higher FX activity
- Equities revenues (excluding SMG[3]) up slightly vs. 4Q15, mainly reflecting trading gains and positive net fair value impact on a portfolio of impaired loans, partially offset by decrease in Prime Services. Full year 2016 results were adversely impacted from decreased client activity in Greater China

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix † See Appendix
1 Includes contributions from APAC Wealth Management, APAC Underwriting and Advisory as well as Financing for activities with our UHNWI, Entrepreneurs and Corporate clients. Pro forma Wealth Management and connected activities within APAC are based on preliminary estimates 2 Source: Dealogic 3 SMG = Strategic Market-Making Group

CREDIT SUISSE
March 24, 2017 30

Execution
Profitable growth
Legacy
Capital
Detailed Financials

Investment Banking & Capital Markets

Increased PTI reflects improved share of wallet and strong performance in debt underwriting

Adjusted key financials in USD mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues	569	479	418	2,001	1,857
Provision for credit losses	(1)	(9)	-	20	-
Total operating expenses	428	433	496	1,684	1,764
Pre-tax income	**142**	**55**	**(78)**	**297**	**93**
Cost/income ratio	**75%**	**91%**	**119%**	**84%**	**95%**
Return on regulatory capital†	**22%**	**9%**	**n/m**	**12%**	**5%**

Key metrics in USD bn

	4Q16	3Q16	4Q15	2016	2015
Risk-weighted assets	18	19	16	18	16
Leverage exposure	45	46	41	45	41

Global Advisory and Underwriting revenues[1] in USD mn

	4Q16	3Q16	4Q15	2016	2015
Global advisory and underwriting revenues[1]	1,042	945	790	3,771	3,460

Key messages

4Q16

- Strong PTI driven by 4Q16 net revenues of USD 569 mn up 36% YoY, outperforming the Street
- Operating expenses down 14% YoY on lower variable compensation and general and administrative expenses
- Return on regulatory capital of 22%, with Americas return on regulatory capital of 28%
- RWA of USD 18 bn up 8% YoY due to an increase in IBCM's share of the Corporate Bank, partially offset by reduced commitments related to debt underwriting activity
- Global advisory and underwriting revenues[1] up 32% YoY, outperforming the industry-wide fee pool which is up 1%

2016

- 2016 net revenues were up 8% YoY on strong advisory and debt underwriting revenues, outperforming the Street[2]
- Operating expenses down 5%, reflecting cost discipline and self-funded growth investment
- Results reflect continued execution of our strategy, evidenced by improved share of wallet[2] across all key products for full year 2016
- Increased covered share of wallet[2] across all client segments

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix. All share of wallet and rank data is based on IBCM addressable market; includes Americas and EMEA only; excludes self-advised deals and non-core DCM products (investment grade loans, asset-backed and mortgage-backed securities, and government debt) 1 Gross global revenues from advisory, debt and equity underwriting generated across all divisions before cross-divisional revenue sharing agreements 2 Source: Dealogic † See Appendix

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March 24, 2017 31

Execution
Profitable growth
Legacy
Capital
Detailed Financials

Global Markets

Global Markets delivers profitability in a restructuring year

Adjusted key financials in USD mn

	4Q16	3Q16	4Q15	2016	2015
Equities	441	330	531	1,861	2,388
o/w SMG	*20*	*15*	*84*	*183*	*423*
Credit	608	740	366	2,501	3,131
Solutions	259	359	316	1,384	1,759
Other	(52)	(33)	(45)	(171)	(154)
Net revenues	1,256	1,396	1,168	5,575	7,124
Provision for credit losses	(3)	(6)	(4)	(4)	11
Total operating expenses	1,236	1,251	1,679	5,295	5,977
Pre-tax income	**23**	**151**	**(507)**	**284**	**1,136**
Cost/income ratio	**98%**	**90%**	**144%**	**95%**	**84%**
Return on regulatory capital†	**1%**	**4%**	**n/m**	**2%**	**7%**

Key metrics in USD bn

	4Q16	3Q16	4Q15	2016	2015
Risk-weighted assets	51	53	64	51	64
Leverage exposure	278	296	280	278	280

Key messages

- Substantial rebound in profitability vs. 4Q15 driven by an 8% increase in revenues on a 20% reduction in RWA and 26% reduction in costs, highlighting strength of resized franchise
- Strong results and leading market positions in credit products, securitized products and emerging markets vs. 4Q15 with outperformance in the Americas
- Higher equities revenues in a seasonally slower quarter, up 34% vs. 3Q16, reflecting an increase in trading volumes
- YoY revenue decline in equity derivatives on lower volatility, albeit significant sequential improvement as client activity increased; further collaboration with IWM clients core management focus for 2017
- Operating expenses declined 26% vs. 4Q15 reflecting lower compensation and benefits and other expenses
  - 4Q16 annualized[1] cost base exit rate below USD 5.2 bn[2]; on track to achieve 2018 ambition of < USD 4.8 bn in costs
  - Expenses declined USD 682 mn vs. 2015 driven by substantial progress on accelerated cost initiatives
- Increased capital efficiency and reduced risk profile; operating below year-end 2016 RWA ceiling of USD 60 bn and leverage exposure ceiling of USD 290 bn

Note: All financial numbers presented and discussed are adjusted, unless otherwise stated. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix
1 Annualized numbers do not take account of variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results
2 Estimated 4Q16 annualized exit rate shown at Investor Day 2016

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32

Execution
Profitable growth
Legacy
Capital
Detailed Financials

Strategic Resolution Unit

Continued execution of our strategy – 4Q16 adjusted expenses down 58% YoY; leverage exposure and RWA down 39%

Key financials in USD mn

		4Q16	3Q16	4Q15	2016	2015
Adjusted	Net revenues	(201)	(170)	(125)	(1,283)	557
	Provision for credit losses	28	6	99	115	138
	Total operating expenses	287	351	688	1,584	2,677
	Pre-tax loss	**(516)**	**(527)**	**(912)**	**(2,982)**	**(2,258)**
	Real estate gains	*(4)*	-	-	*(4)*	-
	Loss on business sales	*1*	-	-	*6*	-
	Restructuring expenses	*1*	*23*	*158*	*123*	*158*
	Major litigation expenses	*2,322*	*324*	*258*	*2,646*	*295*
Pre-tax loss reported		**(2,836)**	**(874)**	**(1,328)**	**(5,753)**	**(2,711)**

Key metrics in USD bn

	4Q16	3Q16	4Q15	2016	2015
Risk-weighted assets	44	55	73	44	73
RWA excl. operational risk	25	35	54	25	54
Leverage exposure	103	119	170	103	170

Key messages

- Continued progress in reducing RWA and leverage exposure in 4Q16 by USD 11 bn and USD 16 bn, respectively. RWA for derivatives, loans and financing portfolios down 38% vs. 3Q16:
  - Broad range of transactions executed in the quarter, including the sale of loan portfolios, and a large number of unwinds and compressions across macro and credit derivative products
  - Reductions include the sale of a loan portfolio in connection with which GM entered into a co-investment agreement; and the transfer of certain derivative positions from SRU to GM which received regulatory approval to apply updated capital models. Combined impact on RWA and Leverage for GM of USD 3 bn and USD 8 bn, respectively
- Adjusted pre-tax income improved by USD 11 mn vs. 3Q16:
  - Reduction to adjusted operating expenses vs. prior quarter, partially offset by lower fee based revenues from legacy investment banking businesses due to accelerated unwinds; exit cost at ~0.5% of RWA; revised lifetime guidance to < 3%
- On a year-on-year basis, RWA and leverage exposure reduced by USD 29 bn (39%) and USD 67 bn (39%), respectively. Bilateral derivatives trade count of 142k, down 191k vs. 4Q15, or 57%
- Full year 2016 adjusted operating expenses lower by USD 1.1 bn, or 41%, driven by the exit from US Private Banking onshore business and reduced footprint in legacy Investment Banking businesses
- 4Q16 includes a USD 2 bn expense provision in connection with the settlement with the US Department of Justice related to our legacy residential mortgage-backed securities business

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in the Appendix

CREDIT SUISSE
March 24, 2017
33

Summary

1. Executing with discipline
2. Growing profitably
3. Resolving key legacy issues
4. Strengthening our capital position

CREDIT SUISSE March 24, 2017 34

 Appendix

 Wealth Management businessesNet and gross margins  Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation. For details on calculations see at the end of this presentation under ‘Notes’1 Adjusted to exclude Swisscard net revenues and operating expenses for 1Q and 2Q in 2015 in SUB PB  SUB PB Adj. net margin1 in bps  Adj. gross margin1 in bps  IWM PB Adj. net margin in bps  Adj. gross margin in bps  APAC PB Adj. net margin in bps  151  160  150  4Q15  2016  4Q16  Adj. gross margin in bps  Average AuM in CHF bn  55  376  351  Adj. pre-tax income1 in CHF mn  271  1,374  1,178  Adj. net revenues1 in CHF mn  3Q16  2015  4Q15  2016  4Q16  3Q16  2015  4Q15  2016  4Q16  3Q16  2015  4Q15  2016  4Q16  3Q16  2015  4Q15  2016  4Q16  3Q16  2015  4Q15  2016  4Q16  3Q16  2015  165  69  346  171  97  372  295  300  301  190  822  830  797  3,317  3,213  304  190  789  316  192  864  243  241  249  141  879  803  881  3,338  3,443  243  214  814  243  171  838

Swiss Universal Bank

Private Banking and Corporate & Institutional Banking

Private Banking Adjusted key financials in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net interest income	454	446	465	1,801	1,770
Recurring commissions & fees	253	243	257	971	1,102
Transaction-based	131	125	159	564	720
Other revenues	-	-	-	2	(1)
Net revenues	838	814	881	3,338	3,591
Provision for credit losses	10	13	14	39	49
Total operating expenses	657	587	726	2,420	2,714
Pre-tax income	**171**	**214**	**141**	**879**	**828**
Pre-tax income ex Swisscard	**171**	**214**	**141**	**879**	**803**
Cost/income ratio	**78%**	**72%**	**82%**	**72%**	**76%**

Key metrics in CHF bn

	4Q16	3Q16	4Q15	2016	2015
Adj. net margin[1] in bps	28	35	23	36	32
Net new assets	(3.5)	0.2	(2.9)	(1.7)	3.2
Assets under management	243	245	241	243	241
Mandates penetration	30%	29%	26%	30%	26%
Number of RM	1,490	1,500	1,570	1,490	1,570

C&IB Adjusted key financials in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net interest income	291	278	288	1,083	987
Recurring commissions & fees	125	118	116	475	467
Transaction-based	139	124	128	548	593
Other revenues	(14)	(13)	(13)	(51)	(35)
Net revenues	541	507	519	2,055	2,012
Provision for credit losses	24	17	29	40	89
Total operating expenses	310	273	295	1,156	1,127
Pre-tax income	**207**	**217**	**195**	**859**	**796**
Cost/income ratio	**57%**	**54%**	**57%**	**56%**	**56%**

Key metrics in CHF bn

	4Q16	3Q16	4Q15	2016	2015
Net new assets	2.5	(1.2)	4.2	4.3	10.6
Assets under management	289	285	276	289	276
Number of RM	480	480	490	480	490

Note: Financial and other information is for Swiss Universal Bank division. Scope of Credit Suisse (Schweiz) AG differs from Swiss Universal Bank division. Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation

1 Adjusted to exclude Swisscard net revenues and operating expenses in 2015 in SUB PB

CREDIT SUISSE
March 24, 2017 37

International Wealth Management

Private Banking and Asset Management

Private Banking Adjusted key financials in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net interest income	353	326	275	1,308	1,006
Recurring commissions & fees	277	267	283	1,093	1,161
Transaction- and perf.-based	235	197	240	922	1,049
Other revenues	(1)	(1)	(1)	(6)	(3)
Net revenues	864	789	797	3,317	3,213
Provision for credit losses	6	-	(7)	20	5
Total operating expenses	666	599	614	2,475	2,378
Pre-tax income	**192**	**190**	**190**	**822**	**830**
Cost/income ratio	**77%**	**76%**	**77%**	**75%**	**74%**

Key metrics in CHF bn

	4Q16	3Q16	4Q15	2016	2015
Adj. net margin in bps	24	25	26	27	28
Net new assets	0.4	4.4	(4.2)	15.6	(3.0)
Assets under management	323	311	290	323	290
Net loans	45	43	40	45	40
Number of RM	1,140	1,160	1,180	1,140	1,180

Asset Management Adjusted key financials in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Management fees	228	218	225	891	873
Performance & placement rev.	108	41	56	208	164
Investment & partnership inc.	45	33	84	228	291
Net revenues	381	292	365	1,327	1,328
Total operating expenses	273	241	326	1,040	1,142
Pre-tax income	**108**	**51**	**39**	**287**	**186**
Cost/income ratio	**72%**	**83%**	**89%**	**78%**	**86%**

Key metrics in CHF bn

	4Q16	3Q16	4Q15	2016	2015
Net new assets	(4.4)	5.0	3.6	5.6	26.5
Assets under management	322	324	321	322	321

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation

CREDIT SUISSE
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38

Asia Pacific
Private Banking and Investment Banking

Private Banking Adjusted key financials in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net interest income	166	159	131	602	445
Recurring commissions & fees	92	67	60	302	260
Transaction- and perf.-based	114	120	84	486	456
Other revenues	-	-	(4)	(16)	17
Net revenues	372	346	271	1,374	1,178
Provision for credit losses	9	38	(5)	32	18
Total operating expenses	266	239	221	966	809
Pre-tax income	**97**	**69**	**55**	**376**	**351**
Cost/income ratio	**72%**	**69%**	**82%**	**70%**	**69%**

Investment Banking Adjusted key financials in USD mn

	4Q16	3Q16	4Q15	2016	2015
Fixed income sales & trading	71	152	140	647	636
Equity sales & trading	337	349	374	1,335	1,947
Underwriting & advisory	114	118	80	407	303
Other revenues	(35)	(32)	(42)	(130)	(113)
Net revenues	487	587	552	2,259	2,773
Provision for credit losses	2	(5)	8	(7)	17
Total operating expenses	459	483	454	1,851	1,924
Pre-tax income	**26**	**109**	**90**	**415**	**832**
Cost/income ratio	**94%**	**82%**	**82%**	**82%**	**69%**

Key metrics in CHF bn

	4Q16	3Q16	4Q15	2016	2015
Adj. net margin in bps	23	17	15	24	23
Net new assets	0.7	4.3	3.0	13.6	17.8
Assets under management	167	168	150	167	150
Number of RM	640	650	580	640	580

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results is included in this presentation

CREDIT SUISSE
March 24, 2017
39

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (1/2)

CS Group in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues reported	**5,181**	**5,396**	**4,210**	**20,323**	**23,797**
Fair value on own debt	-	-	697	-	(298)
Real estate gains	(78)	(346)	(72)	(424)	(95)
(Gains)/losses on business sales	2	-	(34)	58	(34)
Net revenues adjusted	**5,105**	**5,050**	**4,801**	**19,957**	**23,370**
Provision for credit losses	**75**	**55**	**133**	**252**	**324**
Total operating expenses reported	**7,309**	**5,119**	**10,518**	**22,337**	**25,895**
Goodwill impairment	-	-	(3,797)	-	(3,797)
Restructuring expenses	(49)	(145)	(355)	(540)	(355)
Major litigation provisions	(2,401)	(306)	(564)	(2,707)	(820)
Total operating expenses adjusted	**4,859**	**4,668**	**5,802**	**19,090**	**20,923**
Pre-tax income/(loss) reported	**(2,203)**	**222**	**(6,441)**	**(2,266)**	**(2,422)**
Total adjustments	2,374	105	5,307	2,881	4,545
Pre-tax income/(loss) adjusted	**171**	**327**	**(1,134)**	**615**	**2,123**

SRU in USD mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues reported	**(198)**	**(170)**	**(125)**	**(1,285)**	**557**
Fair value on own debt	-	-	-	-	-
Real estate gains	(4)	-	-	(4)	-
(Gains)/losses on business sales	1	-	-	6	-
Net revenues adjusted	**(201)**	**(170)**	**(125)**	**(1,283)**	**557**
Provision for credit losses	**28**	**6**	**99**	**115**	**138**
Total operating expenses reported	**2,610**	**698**	**1,104**	**4,353**	**3,130**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(1)	(23)	(158)	(123)	(158)
Major litigation provisions	(2,322)	(324)	(258)	(2,646)	(295)
Total operating expenses adjusted	**287**	**351**	**688**	**1,584**	**2,677**
Pre-tax income/(loss) reported	**(2,836)**	**(874)**	**(1,328)**	**(5,753)**	**(2,711)**
Total adjustments	2,320	347	416	2,771	453
Pre-tax income/(loss) adjusted	**(516)**	**(527)**	**(912)**	**(2,982)**	**(2,258)**

Corp. Ctr. in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues reported	**(16)**	**72**	**(748)**	**71**	**561**
Fair value on own debt	-	-	697	-	(298)
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	52	-
Net revenues adjusted	**(16)**	**72**	**(51)**	**123**	**263**
Provision for credit losses	**-**	**-**	**(2)**	**(1)**	**(1)**
Total operating expenses reported	**262**	**279**	**307**	**759**	**862**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(7)	-	-	(7)	-
Major litigation provisions	-	-	-	-	-
Total operating expenses adjusted	**255**	**279**	**307**	**752**	**862**
Pre-tax income/(loss) reported	**(278)**	**(207)**	**(1,053)**	**(687)**	**(300)**
Total adjustments	7	-	697	59	(298)
Pre-tax income/(loss) adjusted	**(271)**	**(207)**	**(356)**	**(628)**	**(598)**

IWM AM in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues reported	**381**	**292**	**365**	**1,327**	**1,328**
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	**381**	**292**	**365**	**1,327**	**1,328**
Provision for credit losses	**-**	**-**	**-**	**-**	**-**
Total operating expenses reported	**278**	**243**	**330**	**1,047**	**1,146**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(5)	(2)	(4)	(7)	(4)
Major litigation provisions	-	-	-	-	-
Total operating expenses adjusted	**273**	**241**	**326**	**1,040**	**1,142**
Pre-tax income/(loss) reported	**103**	**49**	**35**	**280**	**182**
Total adjustments	5	2	4	7	4
Pre-tax income/(loss) adjusted	**108**	**51**	**39**	**287**	**186**

GM in USD mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues reported	**1,256**	**1,396**	**1,168**	**5,575**	**7,124**
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	**1,256**	**1,396**	**1,168**	**5,575**	**7,124**
Provision for credit losses	**(3)**	**(6)**	**(4)**	**(4)**	**11**
Total operating expenses reported	**1,250**	**1,310**	**4,517**	**5,522**	**9,004**
Goodwill impairment	-	-	(2,690)	-	(2,690)
Restructuring expenses	(14)	(52)	(97)	(220)	(97)
Major litigation provisions	-	(7)	(51)	(7)	(240)
Total operating expenses adjusted	**1,236**	**1,251**	**1,679**	**5,295**	**5,977**
Pre-tax income/(loss) reported	**9**	**92**	**(3,345)**	**57**	**(1,891)**
Total adjustments	14	59	2,838	227	3,027
Pre-tax income/(loss) adjusted	**23**	**151**	**(507)**	**284**	**1,136**

IBCM in USD mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues reported	**569**	**479**	**418**	**2,001**	**1,857**
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	**569**	**479**	**418**	**2,001**	**1,857**
Provision for credit losses	**(1)**	**(9)**	**-**	**20**	**-**
Total operating expenses reported	**422**	**449**	**902**	**1,713**	**2,170**
Goodwill impairment	-	-	(384)	-	(384)
Restructuring expenses	6	(16)	(22)	(29)	(22)
Major litigation provisions	-	-	-	-	-
Total operating expenses adjusted	**428**	**433**	**496**	**1,684**	**1,764**
Pre-tax income/(loss) reported	**148**	**39**	**(484)**	**268**	**(313)**
Total adjustments	(6)	16	406	29	406
Pre-tax income/(loss) adjusted	**142**	**55**	**(78)**	**297**	**93**

CREDIT SUISSE
March 24, 2017
40

Adjusted results are non-GAAP financial measures that exclude goodwill impairment and certain other revenues and expenses included in our reported results. Management believes that adjusted results provide a useful presentation of our operating results for purposes of assessing our Group and divisional performance consistently over time, on a basis that excludes items that management does not consider representative of our underlying performance. Provided below is a reconciliation of our adjusted results to the most directly comparable US GAAP measures.

Reconciliation of adjustment items (2/2)

SUB PB in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues reported	**858**	**1,160**	**963**	**3,704**	**3,696**
Fair value on own debt	-	-	-	-	-
Real estate gains	(20)	(346)	(72)	(366)	(95)
(Gains)/losses on business sales	-	-	(10)	-	(10)
Net revenues adjusted	**838**	**814**	**881**	**3,338**	**3,591**
Provision for credit losses	**10**	**13**	**14**	**39**	**49**
Total operating expenses reported	**654**	**603**	**784**	**2,471**	**2,772**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	3	(16)	(33)	(51)	(33)
Major litigation provisions	-	-	(25)	-	(25)
Total operating expenses adjusted	**657**	**587**	**726**	**2,420**	**2,714**
Pre-tax income/(loss) reported	**194**	**544**	**165**	**1,194**	**875**
Total adjustments	(23)	(330)	(24)	(315)	(47)
Pre-tax income/(loss) adjusted	**171**	**214**	**141**	**879**	**828**

IWM PB in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues reported	**918**	**789**	**808**	**3,371**	**3,224**
Fair value on own debt	-	-	-	-	-
Real estate gains	(54)	-	-	(54)	-
(Gains)/losses on business sales	-	-	(11)	-	(11)
Net revenues adjusted	**864**	**789**	**797**	**3,317**	**3,213**
Provision for credit losses	**6**	**-**	**(7)**	**20**	**5**
Total operating expenses reported	**684**	**593**	**874**	**2,510**	**2,678**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(11)	(13)	(32)	(47)	(32)
Major litigation provisions	(7)	19	(228)	12	(268)
Total operating expenses adjusted	**666**	**599**	**614**	**2,475**	**2,378**
Pre-tax income/(loss) reported	**228**	**196**	**(59)**	**841**	**541**
Total adjustments	(36)	(6)	249	(19)	289
Pre-tax income/(loss) adjusted	**192**	**190**	**190**	**822**	**830**

APAC PB in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues reported	**372**	**346**	**271**	**1,374**	**1,178**
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	**372**	**346**	**271**	**1,374**	**1,178**
Provision for credit losses	**9**	**38**	**(5)**	**32**	**18**
Total operating expenses reported	**267**	**242**	**228**	**970**	**816**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	(1)	(3)	(1)	(4)	(1)
Major litigation provisions	-	-	(6)	-	(6)
Total operating expenses adjusted	**266**	**239**	**221**	**966**	**809**
Pre-tax income/(loss) reported	**96**	**66**	**48**	**372**	**344**
Total adjustments	1	3	7	4	7
Pre-tax income/(loss) adjusted	**97**	**69**	**55**	**376**	**351**

SUB C&IB in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues reported	**541**	**507**	**532**	**2,055**	**2,025**
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	(13)	-	(13)
Net revenues adjusted	**541**	**507**	**519**	**2,055**	**2,012**
Provision for credit losses	**24**	**17**	**29**	**40**	**89**
Total operating expenses reported	**329**	**276**	**304**	**1,184**	**1,136**
Goodwill impairment	-	-	-	-	-
Restructuring expenses	-	(3)	(9)	(9)	(9)
Major litigation provisions	(19)	-	-	(19)	-
Total operating expenses adjusted	**310**	**273**	**295**	**1,156**	**1,127**
Pre-tax income/(loss) reported	**188**	**214**	**199**	**831**	**800**
Total adjustments	19	3	(4)	28	(4)
Pre-tax income/(loss) adjusted	**207**	**217**	**195**	**859**	**796**

APAC IB in CHF mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues reported	**490**	**571**	**555**	**2,223**	**2,661**
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	**490**	**571**	**555**	**2,223**	**2,661**
Provision for credit losses	**2**	**(4)**	**8**	**(6)**	**17**
Total operating expenses reported	**481**	**489**	**1,212**	**1,876**	**2,611**
Goodwill impairment	-	-	(756)	-	(756)
Restructuring expenses	(18)	(20)	(2)	(49)	(2)
Major litigation provisions	-	-	-	-	-
Total operating expenses adjusted	**463**	**469**	**454**	**1,827**	**1,853**
Pre-tax income/(loss) reported	**7**	**86**	**(665)**	**353**	**33**
Total adjustments	18	20	758	49	758
Pre-tax income/(loss) adjusted	**25**	**106**	**93**	**402**	**791**

APAC IB in USD mn

	4Q16	3Q16	4Q15	2016	2015
Net revenues reported	**487**	**587**	**552**	**2,259**	**2,773**
Fair value on own debt	-	-	-	-	-
Real estate gains	-	-	-	-	-
(Gains)/losses on business sales	-	-	-	-	-
Net revenues adjusted	**487**	**587**	**552**	**2,259**	**2,773**
Provision for credit losses	**2**	**(5)**	**8**	**(7)**	**17**
Total operating expenses reported	**477**	**504**	**1,221**	**1,901**	**2,691**
Goodwill impairment	-	-	(765)	-	(765)
Restructuring expenses	(18)	(21)	(2)	(50)	(2)
Major litigation provisions	-	-	-	-	-
Total operating expenses adjusted	**459**	**483**	**454**	**1,851**	**1,924**
Pre-tax income/(loss) reported	**8**	**88**	**(677)**	**365**	**65**
Total adjustments	18	21	767	50	767
Pre-tax income/(loss) adjusted	**26**	**109**	**90**	**415**	**832**

CREDIT SUISSE
March 24, 2017
41

Swisscard deconsolidation impact

Impact of the deconsolidation on the Swiss Universal Bank

in CHF mn	SUB adjusted						Swisscard impact[1]						SUB adjusted ex Swisscard					
	2014	1Q15	2Q15	3Q15	4Q15	2015	2014	1Q15	2Q15	3Q15	4Q15	2015	2014	1Q15	2Q15	3Q15	4Q15	2015
Net interest income	2,377	611	685	708	753	2,757	36	9	9	-	-	18	2,341	602	676	708	753	2,739
Recurring commissions & fees	1,671	412	412	372	373	1,569	233	56	59	-	-	115	1,438	356	353	372	373	1,454
Transaction-based revenues	1,462	382	349	295	287	1,313	49	8	7	-	-	15	1,413	374	342	295	287	1,298
Other revenues	(36)	(5)	(7)	(11)	(13)	(36)	-	-	-	-	-	-	(36)	(5)	(7)	(11)	(13)	(36)
Net revenues	**5,474**	**1,400**	**1,439**	**1,364**	**1,400**	**5,603**	**318**	**73**	**75**	**-**	**-**	**148**	**5,156**	**1,327**	**1,364**	**1,364**	**1,400**	**5,455**
Provision for credit losses	**94**	**23**	**33**	**39**	**43**	**138**	**5**	**-**	**-**	**-**	**-**	**-**	**89**	**23**	**33**	**39**	**43**	**138**
Total operating expenses	**3,794**	**934**	**961**	**925**	**1,021**	**3,841**	**239**	**61**	**62**	**-**	**-**	**123**	**3,555**	**873**	**899**	**925**	**1,021**	**3,718**
Pre-tax income	**1,586**	**443**	**445**	**400**	**336**	**1,624**	**74**	**12**	**13**	**-**	**-**	**25**	**1,512**	**431**	**432**	**400**	**336**	**1,599**
Return on regulatory capital†	**13%**	**14%**	**14%**	**13%**	**11%**	**13%**	**-**	**-**	**-**	**-**	**-**	**-**	**13%**	**14%**	**14%**	**13%**	**11%**	**13%**

Note: Adjusted results are non-GAAP financial measures. A reconciliation to reported results for other adjustments not relating to Swisscard is included in the Notes of this presentation † See Appendix
This is an illustrative pro-forma presentation of the impact of the deconsolidation of the card issuing business on the historical results of SUB as if it had occurred on December 31, 2013. Given that as of July 1, 2015 the business has been deconsolidated and transferred to the equity method investment, Swisscard AECS GmbH and the transaction does not qualify for discontinued operations, the historical results are not restated in this respect. The reduction in pre-tax income in the Private Banking business of Swiss Universal Bank is offset by the reduction in minority interest from the deconsolidation at the Group level, therefore there is no material impact on the Group's net income attributable to shareholders. These illustrative figures cannot be seen as being indicative of future trends or results 1 Pro-forma impact of the card issuing business deconsolidation

CREDIT SUISSE
March 24, 2017
42

Currency mix & Group capital metrics

Credit Suisse Core results[1]

Core results	2016 in CHF mn	CHF	USD	Contribution EUR	GBP	Other
Net revenues	21,594	28%	43%	12%	2%	15%
Total expenses[2]	18,100	33%	34%	5%	12%	16%
Swiss Universal Bank						
Net revenues	5,758	79%	12%	7%	1%	1%
Total expenses[2]	3,734	89%	5%	3%	2%	2%
International Wealth Management						
Net revenues	4,697	25%	41%	20%	3%	11%
Total expenses[2]	3,576	46%	25%	12%	9%	9%
Asia Pacific						
Net revenues	3,597	2%	45%	2%	1%	50%
Total expenses[2]	2,872	7%	21%	1%	4%	68%
Global Markets						
Net revenues	5,497	-%	61%	20%	4%	14%
Total expenses[2]	5,449	2%	60%	4%	26%	9%
Investment Bank & Capital Markets						
Net revenues	1,972	-%	91%	4%	3%	3%
Total expenses[2]	1,710	2%	72%	5%	16%	5%

Sensitivity analysis on Core results[3]

Applying a +/- 10% movement on the average FX rates for 2016, the sensitivities are:

- USD/CHF impact on 2016 pre-tax income by CHF + 303 / (303) mn
- EUR/CHF impact on 2016 pre-tax income by CHF + 172 / (172) mn

Currency mix capital metric[4] "look-through"



13%
7%
6%
12%
8%
6%
46%
44%
48%
USD
40%
43%
27%
CHF
CET1 capital 5
Basel III Risk-weighted assets
Swiss leverage exposure
USD
CHF
EUR
Other

A 10% strengthening / weakening of the USD (vs. CHF) would have a **+0.7 bps / (3.5) bps impact** on the "look-through" **BIS CET1 ratio**

1 As reported 2 Total expenses include provisions for credit losses 3 Sensitivity analysis based on weighted average exchange rates of USD/CHF of 0.99 and EUR/CHF of 1.09 for the 2016 results
4 Data based on December 2016 month-end currency mix and on a "look-through" basis
5 Reflects actual capital positions in consolidated Group legal entities (net assets) including net asset hedges less applicable Basel III regulatory adjustments (e.g. goodwill)

CREDIT SUISSE March 24, 2017 43

Notes

General notes

- Throughout the presentation rounding differences may occur
- All **risk-weighted assets (RWA)** and **leverage exposure** figures shown in this presentation are as of the end of the respective period and on a "look-through" basis
- **Gross and net margins** are shown in basis points (bps)
  Gross margin = adj. net revenues annualized / average AuM; net margin = adj. pre-tax income annualized / average AuM
- **Mandates penetration** reflects advisory and discretionary mandates as percentage of total AuM, excluding AuM from the external asset manager (EAM) business

Specific notes

* "Adjusted operating expenses at constant FX rates" include adjustments as made in all our disclosures for restructuring expenses, major litigation expenses and a goodwill impairment taken in 4Q15 as well as adjustments for FX, applying the following main currency exchange rates for 1Q15: USD/CHF 0.9465, EUR/CHF 1.0482, GBP/CHF 1.4296, 2Q15: USD/CHF 0.9383, EUR/CHF 1.0418, GBP/CHF 1.4497, 3Q15: USD/CHF 0.9684, EUR/CHF 1.0787, GBP/CHF 1.4891, 4Q15: USD/CHF 1.0000, EUR/CHF 1.0851, GBP/CHF 1.5123, 1Q16: USD/CHF 0.9928, EUR/CHF 1.0941, GBP/CHF 1.4060, 2Q16: USD/CHF 0.9756, EUR/CHF 1.0956, GBP/CHF 1.3845, 3Q16: USD/CHF 0.9728, EUR/CHF 1.0882, GBP/CHF 1.2764, 4Q16: USD/CHF 1.0101, EUR/CHF 1.0798, GBP/CHF 1.2451. These currency exchange rates are unweighted, i.e. a straight line average of monthly rates. We apply this calculation consistently for the periods under review.

† Regulatory capital reflects the worst of 10% of RWA and 3.5% of leverage exposure. Return on regulatory capital is based on (adjusted) returns after tax assuming a tax rate of 30% for all periods and capital allocated based on the worst of 10% of average RWA and 3.5% of average leverage exposure. For Global Markets and Investment Banking & Capital Markets, return on regulatory capital is based on US dollar denominated numbers.

Abbreviations

Adj. = Adjusted; AM = Asset Management; APAC = Asia Pacific; AuM = Assets under Management; bps = basis points; Corp. Ctr. = Corporate Center; C&IB = Corporate & Institutional Banking; DCM = Debt Capital Markets; DOJ = Department of Justice; EAM = External Asset Manager; ECM = Equity Capital Markets; GM = Global Markets; IB = Investment Banking; IBCM = Investment Banking & Capital Markets; IWM = International Wealth Management; n/m = not meaningful; NNA = Net new assets; PB = Private Banking; pp. = percentage points; PTI = Pre-tax income; QoQ = Quarter-on-quarter; RM = Relationship Manager(s); RMBS = Residential Mortgage-Backed Securities; SMG = Systematic Market-Making Group; SRU = Strategic Resolution Unit; SUB = Swiss Universal Bank; UHNWI = Ultra High Net Worth Individuals; WM = Wealth Management; YoY = Year-on-year

CREDIT SUISSE March 24, 2017 44

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)

Date: March 24, 2017
By:
/s/ Christian Schmid
Christian Schmid
Managing Director
By:
/s/ Stephan Flückiger
Stephan Flückiger
Director